FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of April, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _x_

Telesis

Press Release

TELESIS RECEIVES MESSAGING SERVICE UPGRADE ORDER FROM SINGTEL

Singapore's Largest Company Boosts Deployment by 30%

TORONTO, ONTARIO, CANADA – April 4, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, announced today that Singapore Telecommunications Limited (SingTel), Asia's leading communications company, has expanded its use of Telesis products to better meet the messaging needs of its corporate users.

Since 1998, SingTel has deployed Telesis' Mobile Mail Accelerator™ (formerly known as OnAir MOBILE™) product to increase data transfer and email speeds up to 10-fold for mobile workers. As a result of Mobile Mail's scalability and reliability, SingTel will increase deployment of the product by at least 30% across Asia Pacific, where there is unprecedented demand for data and Internet-related services. SingTel's "Mail65 Messaging" is an electronic mail system that serves as a communications network for the transaction of emails between Inmarsat mobiles and fixed corporate LAN and Internet mail users worldwide. Mail65 Messaging connects an office network to the most remote places, such as on trucks, onshore drilling platforms, ships, oilrigs and offshore drillers.

"We are pleased to receive further license orders for our technology from SingTel, one of the world's great companies," said Derek Woods, CEO of Telesis. "More and more SingTel customers, even in the most remote locations, will benefit from Telesis products, and Telesis will continue to provide SingTel with unabridged customer service as they maintain the telecommunications lead across Asia Pacific."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada, with a regional office in the United Kingdom. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications, Telesis
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates. The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS ANNOUNCES GRANTING OF OPTIONS

TORONTO, ONTARIO, CANADA – April 12, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, has, effective April 11, 2002, granted incentive stock options to purchase 70,000 common shares without par value in the capital of the Company to a consultant to the Company who is neither a director nor officer. The incentive stock options will be exercisable for a period of 5 years expiring on April 12, 2007 at a price of $0.38 per common share. The Options will vest fully as of August 12, 2002. The granting of the foregoing incentive stock options is subject to acceptance by the Canadian Venture Exchange Inc.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada, with a regional office in the United Kingdom. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications, Telesis
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

Telesis

Press Release

TELESIS PRESIDENT SHARES COMPANY VISION IN WALL STREET REPORTER INTERVIEW

TORONTO, ONTARIO, CANADA – April 17, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, today advised that the Company's president, Adrian Stimpson, appeared on an interview with Wall Street Reporter. The discussion focused on Mr. Stimpson's vision for the company in context with exciting developments in the wireless data and Internet Service Provider industries.

"We have three very exciting dynamics occurring for Telesis – (1) the rapid worldwide deployment of 'next generation' wireless data networks; (2) the desire of ISPs to differentiate with value-added offerings; and (3) the launch of OVERDRIVE which will accelerate data communications in both these markets," commented Mr. Stimpson. "It was a pleasure to talk about these developments and our plans to take maximum advantage of them with Levent Tuner of Wall Street Reporter."

The interview is available online at http://www.financewebsite.com/reports/tnc/tnc.html.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada, with a regional office in the United Kingdom. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications, Telesis
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

Telesis

Press Release

TELESIS COUPLES MARITIME CUSTOMERS OF FUJI TRADING WITH SITE-TO-SITE MAIL ACCELERATOR

International Company Expands Use of Accelerator Technologies

TORONTO, ONTARIO, CANADA – April 18, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, announced today that Fuji Trading Co., Ltd. (Fuji Trading), a supplier of stores and foodstuffs to merchant ships around the world, has added Telesis' INTERSITE Accelerator™ solution to its existing portfolio of Telesis products to better meet the messaging needs of its corporate users.

Fuji Trading, founded in 1953, has expanded and diversified into new markets, supplying offshore drilling equipment, machinery and technology. Using Telesis' Mobile Mail Accelerator™ (formerly known as OnAir MOBILE™) for the past two years, Fuji Trading offers its global customers a cost-effective and reliable solution for satellite and cellular remote mail transfer. With the addition of INTERSITE Accelerator, Fuji Trading connects its growing number of passenger ship customers around the world with data acceleration technology between the shore and the ships.

The current agreement between Telesis and Fuji Trading extends the two companies' long-term relationship established as a result of the success at Fuji Trading with Mobile Mail Accelerator, where Fuji Trading's customers experience data transfer and email speed improvements of up to 10-fold over traditional communication technology.

INTERSITE Accelerator is an inter-site mail connector that reduces network connect time between multiple sites of Microsoft Exchange, thereby speeding up mail transfer. It is co-located with the Microsoft Exchange Server, providing data reduction and compression over an optimized network link providing full duplex and error correction, whether wireless or wired. INTERSITE Accelerator improves the performance of the wide-area network, simplifying WAN configuration (compared to other connectors) with ease of installation and supporting all security and authentication methods. Providing an efficient solution for high latency, expensive communication networks, INTERSITE Accelerator reduces costly transmission times. The addition of the INTERSITE Accelerator to Fuji Trading's product offering will now enable more efficient and reliable communication for their maritime customers who require a number of mailboxes on board and for global enterprises.

"Fuji Trading has been offering managed messaging and data communications services using Telesis' core products since 2000, and we are pleased that their customer base is growing so rapidly," said Derek Woods, CEO of Telesis. "INTERSITE Accelerator complements their existing offering for passenger ships and those needing a number of mailboxes, and we look forward to adding further value to their communication software solutions."

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada, with a regional office in the United Kingdom. The Telesis web site can be found at www.telesis.ca.

Telesis

Press Release

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse, Vice President, Corporate Communications, Telesis
Tel. 1.866.578.8935 or +1.604.639.3180 E-mail: investor@telesis.ca
Fax. +1.604.688.1320 Web Site: www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates. The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date May 7, 2002

By: ______________________

Adrian Stimpson
President